UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annexed hereto and incorporated herein by reference are copies of the following proxy materials being distributed by Sol-Gel Technologies Ltd. (the “Company”) to its shareholders in connection with the Company’s upcoming special meeting of shareholders, which is scheduled to be held on April 1, 2025:

1.	Notice of Special Meeting of Shareholders, and Proxy Statement, each dated February 18, 2025, annexed as Exhibit 99.1 hereto.
2.	Proxy Card for shareholders of record as of February 19, 2025 annexed as Exhibit 99.2 hereto.

The content of this report on Form 6-K (including the information contained in, Exhibits 99.1 and 99.2) are hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-223915 and 333-270477) and its Registration Statement on Form F-3 (Registration No. 333-264190).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: February 18, 2025,	By:	/s/ Eyal Ben-Or
Eyal Ben-Or
Chief Financial Officer